EXHIBIT 20.2
                                  PRESS RELEASE

                    MSGI RECEIVES $15 MILLION INVESTMENT FROM
                               GE CAPITAL SERVICES
                Financing To Fund Acquisitions, Expand Technology

NEW YORK--January 6, 1998--Marketing Services Group, Inc. (Nasdaq:MSGI), a marketing and information services industry leader, today announced that it has received a $15 million investment from GE Capital Services, a wholly-owned subsidiary of General Electric Company. The deal was closed on the evening of December 23, 1997.

The $15 million investment translates into 50,000 shares of Series D convertible preferred stock which may be converted into common shares by either the holder or the issuer upon certain conversion provisions. The convertible preferred stock carries a 6% dividend per annum, payable in the stock of the company. Jim Brown, vice president of GE Capital Services' Equity Capital Group, will join MSGI's board in 1998, and GE Capital Services has the option of appointing an additional board member.

As one of the most frequent users of direct marketing services in the world, the investment represents a strategic partnership for GE Capital Services. Under the terms of the transaction, a letter of intent was signed for MSGI to provide direct marketing services over a five-year time period to GE Capital and its affiliates. "We appreciate this vote of confidence from GE Capital Services," commented Jeremy Barbera, chairman, CEO and president of MSGI. "There are, of course, huge financial benefits: the capital infusion will allow us to make acquisitions -- such as the purchase last week of Media Marketplace, which basically doubled the size of our company -- and allows us to remain on the cutting edge of technology, which is the core of all our operations. But, the greatest benefit may turn out to be the support of an extraordinary entrepreneurial company, and our ability to collaborate on any number of programs and projects".

William Blair & Company served as financial advisor in this transaction. "To their credit, William Blair spent several months working with us to locate the correct strategic investor, understanding that although MSGI had a market cap of under $100 million, we would soon break that threshold," noted Barbera. "We appreciate their belief in us and their commitment to helping us realize our potential". GE Capital Services, with assets of over US $227 billion, is a global, diversified financial services company with 27 specialized businesses. A wholly-owned subsidiary of General Electric Company, GE Capital Services, based in Stamford, CT, provides equipment management, mid market and specialized financing, specialty insurance and a variety of consumer services, such as car leasing, home mortgages and credit cards, to businesses and individuals around the world.

MSGI provides direct marketing and database marketing, custom telemarketing and telefundraising, and online consulting and Web design to more than 900 commercial and not-for-profit clients in the United States and Canada. The company operates through its wholly-owned subsidiaries, SD&A, Metro Direct, Pegasus Internet and Media Marketplace. Matters discussed in this release include forward looking statements that involve risks and uncertainties, and actual results may be materially different. Factors that could cause actual results to differ are stated in the company's reports to the Securities and Exchange Commission including its 10-Q for the period ended September 30, 1997 and its annual report on Form 10-K for the year ended June 30, 1997.